

Brian Carroll · 3rd

Tiro - All hands

Greater New York City Area · 26 connections · **Contact info**

 **Tiro**

 **Teachers College, C(** **University**

Open to work

Assessment Specialist, Data Scientist, Senior Instructional Designer and Director Of Assessment roles

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Experience

 **Co-Founder**
Tiro · Full-time
Mar 2018 – Present · 2 yrs 6 mos
New York, New York, United States

 **Assessment Fellow**
Teachers College, Columbia University
Aug 2016 – Present · 4 yrs 1 mo
NYC

Education

Teachers College, Columbia University
Doctor of Education - EdD, Second Language Ass
2016 – 2020



Teachers College, Columbia University

Master of Education - MEd, Second Language Ass

2012 – 2016



The Ohio State University

Bachelor's degree, Russian Language and Literatu

2002 – 2006

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Skills & Endorsements

Research

Higher Education

Data Analysis

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